Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Pengrowth Energy Corporation. (“Pengrowth”)

1600, 222 – 3rd Avenue SW

Calgary, AB T2P 0B4

Item 2.	Date of Material Change

November 8, 2018

Item 3.	News Release

A news release reporting the material change was issued on November 8, 2018 through the facilities of a recognized newswire service.

Item 4.	Summary of Material Change

On November 8, 2018, Pengrowth announced that GLJ Petroleum Consultants Ltd. (“GLJ”), qualified reserves evaluator, had prepared an updated reserves report using the GLJ October 1, 2018 price forecast which report was prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook (the “Updated Report”).

Findings from the Updated Report indicate that total proved and probable reserves increased 1% to 449 million BOE and that NPV 10 of total proved and probable reserves increased 20% to $2.6 billion.

Item 5.1.	Full Description of Material Change

Results from the Updated Report are as follows:

Total Working Interest Reserve Evaluation(1):

	Sept. 30,
Comparison as at:	2018	Dec. 31, 2017	Change	% Difference
Price Deck Dated:	Oct. 1, 2018	Jan. 1, 2018
Reserves (MBOE)
Proved Producing	30,513	33,218	(2,705)	(8%)
Total Proved	196,126	192,668	3,458	2%
Proved Plus Probable	449,013	446,561	2,452	1%

(1) Columns may not add due to rounding

Total Company Interest NPV 10 Evaluation(1):

	Sept. 30,
Comparison as at:	2018	Dec. 31, 2017	Change	% Difference
Price Deck Dated:	Oct. 1, 2018	Jan. 1, 2018
NPV 10 ($ 000's)
Proved Producing	540,805	471,575	69,230	15%
Total Proved	1,559,120	1,231,466	327,654	27%
Proved Plus Probable	2,605,752	2,170,276	435,476	20%

(1) Columns may not add due to rounding

Net Present Value of Future Net Revenue from Company Interest Reserves before Income Taxes Discounted at Various Rates(1)

	NPV Discount Rate:
	0%	5%	10%	15%	20%
NPV by Reserves Category ($000's):
Proved Producing	635,460	585,550	540,805	501,881	468,006
Proved Developed Non-Producing	13,381	8,610	6,395	5,047	4,109
Proved Undeveloped	3,715,053	1,829,947	1,011,920	611,736	393,729
Total Proved	4,363,894	2,424,107	1,559,120	1,118,664	865,844
Total Probable	5,440,924	2,210,575	1,046,632	558,156	324,330
Total Proved Plus Probable	9,804,819	4,634,682	2,605,752	1,676,820	1,190,174

(1) Columns may not add due to rounding

Reconciliation of Company Interest Reserves Based on Forecasted Prices and Costs(1)

	Oil Equivalent (Mboe)
Factors:	Proved Producing	Proved	Proved Plus Probable
December 31, 2017	33,231	192,683	446,586
Technical	(108)	3,221	110
Infill Drilling	955	-	-
Drilling Extensions	2,312	6,111	8,222
Production	(5,848)	(5,848)	(5,848)
September 30, 2018	30,542	196,167	449,069

(1) Columns may not add due to rounding

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact Peter D. Sametz, President and Chief Executive Officer at (403) 233-0224.

Item. 9.	Date of Report

November 26, 2018.

Currency:

All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Advisory Regarding Reserves:

All reserves and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s October 1, 2018 forecast prices and costs in respect of the September 30, 2018 reserves update.

Caution Regarding Forward Looking Information:

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. In addition, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs; the occurrence of unexpected events involved in the operation and development of oil and gas properties; the Company being unable to sell assets and monetize sufficient hedges to avoid covenant breaches and the Company being unable to negotiate covenant relaxation and the potential for breaching a covenant. Further information regarding these factors may be found under the heading "Risk Factors" in the Company’s annual information form for the year ended December 31, 2017 which can be accessed under the Company’s profile on www.sedar.com.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement